Exhibit 99.1

Canadian Solar Inc. Announces Results of 2016 Annual Meeting of Shareholders

GUELPH, Ontario, June 27, 2016 – Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it held its 2016 Annual Meeting of Shareholders on June 27, 2016. Each of the proposals submitted for shareholder approval was approved. Specifically, the shareholders approved:

1.              The election of Mr. Shawn (Xiaohua) Qu as a director of the Company;

2.              The election of Mr. Robert McDermott as a director of the Company;

3.              The election of Mr. Lars-Eric Johansson as a director of the Company;

4.              The election of Mr. Harry E. Ruda as a director of the Company;

5.              The election of Mr. Andrew (Luen Cheung) Wong as a director of the Company; and

6.              The appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully shipped over 14 GW of premium quality modules in over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006.  For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.